Exhibit 99.1
Submission of ‘ 2019 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange.

On March 6, 2020, Shinhan Financial Group submitted a ‘2019 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange. The English report will be available on the company’s website (http://www.shinhangroup.com/en/governance/cgs_report.jsp) on or before March 19, 2020.

Shinhan Bank and Shinhan card, wholly owned subsidiaries of Shinhan Financial Group, also submitted a ‘2019 Annual Report on Corporate Governance & Remuneration System’ to Korea Exchange on March 6, 2020 and the reports are available at the following websites, www.shinhan.com and www.shinhancard.com.